Exhibit 99.1

Pasqal Reports Third Quarter Business Update

Solid Execution of Commercial Initiatives, Healthy Global Pipeline of Opportunities,

and Technological Advancements Toward Fault-Tolerant Quantum Computing

PARIS and NEW YORK, November 6, 2026 — Pasqal Holding SA (Nasdaq: PSQL), a global leader in neutral-atom based quantum computing, today provided a third quarter 2026 business update, including key financial and operational metrics.

Third Quarter 2026 Metrics1

●	Revenue of €3.3 million vs €5.7 million from the year ago period. The prior year period benefited from €3.2 million revenue recognized from QPU sales, while there were no QPU sales realized in the current period.

o	QPU-related services revenue[2] of €3.1 million vs €2.0 million from the year ago period, an increase of 53% year-over-year.

●	Government grant income[3] was €1.0 million vs €0.7 million from the year ago period.

●	Booked and awarded business[4] of €69.8 million as of September 30, 2026.

●	Cash and cash equivalents of €312.8 million as of September 30, 2026.

(1)	Unaudited.
(2)	QPU-related services consist primarily of consulting, remote access, upgrade, and maintenance services for QPUs.
(3)	Includes tax credits.
(4)	Booked and awarded business includes grants, tax credits, and multi-year customer contracts.

“In the third quarter, we have been focused on the execution of our key priorities. Although the order book and revenue do not show it yet, we have made important progress in our technology roadmap, scaling on-chip photonic control and bringing AI-assisted workflows to Pasqal Cloud. On the commercial front, we see increased traction with our reference customers and have broadened our reach across our three priority verticals. We have increased our pipeline of opportunities across enterprise, sovereign, and public sector customers, which gives us confidence in growing our booked and awarded business. Looking forward to the balance of 2026 and into 2027, we will maintain a disciplined investment approach to scale our capital-efficient business,” said Dr. Wasiq Bokhari, Chief Executive Officer of Pasqal.

Recent Business and Technological Highlights

●	October 15, 2026 - ISO/IEC 27001:2022 Certification: Achieved ISO/IEC 27001:2022 certification, the international standard for information security, cybersecurity and privacy protection, giving customers, from enterprises to governments, independent assurance as they move quantum computing from pilots to production. Audited by SGS under COFRAC accreditation, Pasqal’s Information Security Management System covers activities from hardware R&D and QPU production to customer support across its sites in France, Canada and Saudi Arabia.

●	October 8, 2026 - AI-Assisted Workflow on Pasqal Cloud: Launched an AI-assisted workflow on Pasqal Cloud, available as a plugin for leading agentic coding environments such as Claude Code, Cursor and Codex, that takes a well-defined scientific idea through to a running experiment on Pasqal’s cloud-accessible QPUs in France, Canada and Saudi Arabia, significantly reducing the engineering effort between a quantum use case and its execution on hardware.

●	September 23, 2026 - EIC Fund Award at the 2026 TechEU Equity Summit: Received a European Innovation Council (EIC) Fund Award at the 2026 TechEU Equity Summit in Luxembourg, organized by the European Investment Bank, in recognition of Pasqal becoming one of the first companies in the EIC Fund’s portfolio to complete a SPAC transaction and list publicly on Nasdaq.

●	September 17, 2026 - Strategic Partnership with USA Rare Earth and Riven Systems: Announced a strategic partnership with USA Rare Earth (Nasdaq: USAR), a rare earth, critical minerals and advanced materials company, and Riven Systems, a specialist in AI for industrial chemistry, to use quantum machine learning on Pasqal’s Neutral Atom QPU to identify new rare earth separation molecules that could enable smaller, lower-cost and less energy-intensive processing facilities.

●	September 10, 2026 - Memorandum of Understanding (“MOU”) with LG CNS: Signed a three-year MOU with LG CNS, the AI transformation company and technology arm of LG Group in South Korea, to integrate Pasqal’s neutral-atom quantum computers with LG CNS’s AI platforms and AI data center infrastructure, develop scalable hybrid AI and quantum computing architectures, and jointly pursue commercial opportunities in Korea and internationally.

●	August 31, 2026 - Collaboration with King Abdulaziz City for Science & Technology (“KACST”): Entered into research collaboration agreement with KACST, a premier research institute, to advance research and development in quantum technologies in the Kingdom of Saudi Arabia.

●	August 24, 2026 - Memorandum of Understanding (“MOU”) with Eleven Ventures: Announced a MOU with Eleven Ventures, a Kingdom of Saudi Arabia investment platform and venture capital firm, to establish a joint venture to deploy and commercialize Pasqal’s quantum computing systems across the Kingdom of Saudi Arabia.

●	August 10, 2026 - PIC Trapped Atoms Further Enhancing Technological Roadmap: Pasqal trapped individual atoms using laser light generated by a photonic integrated circuit (PIC), holding four rubidium atoms in four optical traps from a single photonic chip with lifetimes of approximately 27.5 seconds, matching the Company’s bulk-optics systems. The platform was co-developed with Aeponyx, acquired less than 18 months earlier, and reduces the optical footprint by up to a factor of 50, addressing a principal constraint on manufacturing neutral-atom processors at industrial scale.

●	July 13, 2026 - Q-PLANET Pilot Line for Neutral-Atom Technologies: Announced progress as coordinator of Q-PLANET, a €50 million, three-year pilot line co-funded by the EU Chips Joint Undertaking and national/regional authorities, leading 28 partners from 11 European countries to develop industrial-grade chip components for neutral-atom quantum computing, sensing and communication and to build a resilient European quantum supply chain.

Earnings Conference Call

Pasqal will host a conference call to discuss the Company’s third quarter 2026 business update on Friday, November 6, 2026, at 8:00 a.m. Eastern Time. Those wishing to participate via telephone may dial 1-877-497-9071 (U.S. and Canada) or 1-201-689-8727 (international). A live audio webcast of the conference call can be accessed through Pasqal’s Investor Relations website at https://investors.pasqal.com, and a webcast replay will be accessible following the scheduled call.

About Pasqal

Pasqal (Nasdaq: PSQL) helps organizations tackle problems that are difficult or impossible to solve with conventional computing methods alone. Founded in 2019, with Nobel Prize–winner Alain Aspect as a co-founder, Pasqal builds and operates neutral-atom based quantum computers, delivered with a full software stack, for industry, science, and governments. Pasqal’s production-ready systems are available both on-premises and through the cloud, enabling organizations to harness quantum computing without requiring in-house quantum expertise. A single hardware platform supports advanced analog quantum computing based workloads today and is designed to evolve toward fault-tolerant quantum computing in the future.

Headquartered in France with operations globally, Pasqal’s quantum computing systems are used by customers across energy, financial services and advanced materials to address complex challenges. Pasqal’s customers include Saudi Aramco, Crédit Agricole CIB, LG Electronics and supported by partnerships with NVIDIA (Pasqal is contributing to the NVQLink initiative) and IBM (Pasqal is part of the IBM Quantum Network).

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, including Pasqal’s expected use of cash available at closing of the business combination and Pasqal’s ability to accelerate global deployment of its quantum computing platform.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Pasqal. These statements are subject to known and unknown risks and uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; risks related to Pasqal’s indebtedness; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal does not know or currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal may elect to update these forward-looking statements in the future, Pasqal specifically disclaims any obligation to do so.

Contact:

Investors

investors@pasqal.com

Media

pr@pasqal.com

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